

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2010

B. Allen Weinstein
President and Chief Executive Officer
Body Central Acquisition Corp.
6225 Powers Avenue
Jacksonville, FL 32217

> **Re: Body Central Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 14, 2010**
> **File No. 333-168014**

Dear Mr. Weinstein:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your revised registration statement and response to comment one of our letter dated September 3, 2010. Please revise your prospectus to clearly indicate that your name is Body Central Acquisition Corp. and also indicate when you expect to change your name.

2. In this regard, please also revise your prospectus to clarify in one location the significant differences between your existing charter and bylaws and the form of amended and restated charter and bylaws that you plan on adopting post-effectively.

Risk Factors, page 10

3. Consider adding, or appropriately revising, a risk factor to address the possibility that your business could be confused for that of the licensee of your Body Shop mark since

such licensee is apparently allowed to sell apparel and you continue to operate 63 stores under the Body Shop banner.

Use of Proceeds, page 31

4. We note your response to comment 2 of our letter dated September 3, 2010. We also note that you reserve funds for general corporate purposes. Currently it is unclear how much of your offering proceeds will be allocated to this category. Please note that we may have further comment once the amount allocated to this category becomes known and it may be necessary to provide more specific disclosure addressing your intended use of proceeds or to explain the decision to raise funds at this time

Compensation Policies and Practices and Risk Management, page 83

5. We note your response to comment nine of our letter dated September 3, 2010. Please revise your response to clarify the inconsistencies of your statement that the company believes its compensation philosophy and programs encourage goals without promoting unnecessary or excessive risk taking, with your statement that the company has not reached a conclusion that its compensation policies and practices are not reasonably likely to have a material adverse effect on the company. Clarify your response to prior comment nine.

Footnote 5. Financial Instruments, page F-16

6. We note your response to comment 13 from our letter dated September 3, 2010 and we acknowledge your money market securities balance is presented prior to outstanding checks on your operating accounts, which have the right of offset against your money market securities. Your presentation suggests you are applying a cash method of accounting in presenting your money market securities on a basis gross of outstanding checks on your operating accounts within your table of fair value measurements. This gives the appearance that you are disclosing the fair value of money market balances to which you have no claim under the accrual method of account. Please tell us the specific portion of *Fair Value Measurements* (FASB ASC 820) on which you have relied in forming your conclusion, and explain to us further why your gross presentation is more appropriate than netting the outstanding checks which possess the right of offset against your money market securities.

Exhibits

7. We note that Exhibit 10.12 appears to be missing Schedule 6.01(q) even though such schedule is indicated in the table of contents of such exhibit. Please file Exhibit 10.12 in its entirety or advise us as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director